Prospectus Supplement No. 9 to Prospectus dated July 30, 2007

Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-133579

Catcher Holdings, Inc.

Supplement No. 9

to

Prospectus Dated July 30, 2007

This is a Supplement to our Prospectus, dated July 30, 2007, with respect to the offer and sale of up to 5,464,157 shares of common stock and 2,874,135 shares of common stock underlying warrants by the selling stockholders listed in the Prospectus or their transferees. This Supplement amends and supplements certain information contained in the Prospectus. You should read this Supplement carefully.

We develop, market and sell the CATCHER™ device, a ruggedized portable computer built to military standards that incorporates voice, video, data, and biometric information with multiple wireless and wired communications capabilities. We expect the device to be part of the worldwide enterprise mobile device platform marketplace, which is comprised of commercial-grade, semi-rugged/rugged and fully rugged form products.

Our common stock is quoted on the Over-the-Counter Bulletin Board, commonly known as the OTC Bulletin Board, under the symbol “CTHH.” On December 18, 2007 the last sale price for our common stock on the OTC Bulletin Board was $0.73.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS FOR OUR SHARES, WHICH ARE LISTED IN THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Supplement and the Prospectus or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 19, 2007

CURRENT REPORT ON FORM 8-K

On December 19, 2007, we filed with the SEC a Current Report on Form 8-K disclosing: (i) the resignation of Robert as the Chief Executive Officer and as a member and Chairman of the Board of Directors of Catcher Holdings, Inc. (the “Company”), effective December 18, 2007; (ii) the appointment of Gary Haycox to the position of Chief Executive Officer and as Chairman of the Company’s Board of Directors; and (iii) the termination of an Executive Employment Agreement, dated February 19, 2007, by and between Catcher, Inc., the Company’s wholly owned subsidiary, and Robert H. Turner. The Company hereby incorporates by reference into this Supplement and the Prospectus the Current Report on Form 8-K filed with the SEC on December 19, 2007.

A copy of our Current Report on Form 8-K filed on December 19, 2007 is being provided along with this Supplement.

Information about other documents that have been incorporated by reference into the Prospectus is included in the section of the Prospectus captioned “Where You Can Find More Information.”

Prospectus Supplement dated December 19, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):December 19, 2007

Catcher Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-50299	62-0201385
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

44084 Riverside Parkway, Suite 320

Lansdowne, Virginia 20176

(Address of Principal Executive Offices, including zip code)

(703) 723-2700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02 Termination of a Material Definitive Agreement.

As discussed further below under Item 5.02, Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers, on December 18, 2007, Catcher Holdings, Inc. (the “Company”) the Company and Robert H. Turner terminated the Executive Employment Agreement (the “Agreement”) between Mr. Turner and Catcher, Inc., the Company’s wholly owned subsidiary, pursuant to which, Mr. Turner had been acting as the Company’s Chairman and Chief Executive Officer. Under the terms of the Agreement, the Company was obligated to pay Mr. Turner $285,000 per year. The Agreement was for a term of three years and was terminable by either party. In accordance with the Agreement, the Company will pay Mr. Turner severance of $142,500. The Company and Mr. Turner entered into a mutual release agreement, the form of which was contained in the Agreement.

The description of the terms of the Agreement is qualified in its entirety by reference to the Executive Employment Agreement attached as Exhibit 10.34 to the Current Report on Form 8-K filed by the Company on February 21, 2007.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Robert H. Turner, the Chief Executive Officer and the Chairman of the Board of Directors of the Company (the “Board”), resigned in his capacity as Chief Executive Officer, Chairman and Director effective December 18, 2007.

On December 18, 2007, the Company appointed Gary Haycox, the Company’s Chief Technology Officer, to the position of Chief Executive Officer.

On December 18, 2007, the Board named Gary Haycox as Interim Chairman of the Board.

As Chief Executive Officer and Interim Chairman of the Board, Gary Haycox brings technology and strategic leadership experience from a 25 year career with Intel Corporation. As a Director of Strategy, he was responsible for identifying emerging technologies, industry trends and solutions that drove new corporate objectives across Intel. Mr. Haycox led the architectural strategy for Digital Communities, which was designed to be a service oriented framework that included emerging information and communications technologies supporting a distributed services model. From 2005 through 2006 Mr. Haycox was the CEO for Acuo Technologies, a medical image management software company. Mr. Haycox assumed responsibility for restructuring of the company, building out the sales and marketing capabilities and developing a partner-based go-to-market strategy. In April of 2006 Mr, Haycox led an effort to procure the assets of Vivato, Inc to form Vivato Networks, taking on the role of Chief Executive Officer in September 2006. Throughout 2007 Vivato Networks established significant milestones in ramping the business, sales and growth objectives culminating in the acquisition by Catcher Holdings, Inc. Mr. Haycox attended DeVry University and holds a degree in Electronic Engineering Technology.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CATCHER HOLDINGS, INC.

December 19, 2007	By:	/s/ Denis McCarthy
Denis McCarthy Chief Financial Officer